UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1169

THE HOURLY PENSION INVESTMENT PLAN

(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

The Hourly Pension Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009, and

Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of

    The Hourly Pension Investment Plan

We have audited the accompanying statements of net assets available for benefits of The Hourly Pension Investment Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 28, 2011

The Hourly Pension Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$144,501,211	$101,403,185

Receivables:
Contribution receivable from participants	304,057	103,111
Contribution receivable from The Timken Company	544,931	327,358
Participant notes receivable	8,503,599	8,071,373

	9,352,587	8,501,842

Total assets reflecting investments at fair value	153,853,798	109,905,027

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	280,797	789,298

Net assets available for benefits	$154,134,595	$110,694,325

See accompanying notes.

The Hourly Pension Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Investment income:
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$43,792,859
Interest income from participant notes	471,353

44,264,212

Participant rollovers	43,630

Contributions:
Participants	4,370,512
The Timken Company	4,007,484

8,377,996

Total additions	52,685,838

Deductions
Benefits paid directly to participants	9,098,638
Administrative expenses	146,930

Total deductions	9,245,568

Net increase	43,440,270

Net assets available for benefits:
Beginning of year	110,694,325

End of year	$154,134,595

See accompanying notes.

The Hourly Pension Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009, and

Year Ended December 31, 2010

1. Description of the Plan

The following description of The Hourly Pension Investment Plan (the Plan) provides only general information. Participants should refer to their Total Rewards handbook (Summary Plan Description) for a more complete description of the Plan’s provisions. Copies of the handbook are available from The Timken Company (Timken, the Company, and Plan Administrator).

General

The Plan is a defined contribution plan covering nonbargaining hourly employees of the Company’s manufacturing facilities located in Canton, Ohio; Bucyrus, Ohio; Lincolnton, North Carolina; and Gaffney, South Carolina. Employees of the Company become eligible to participate in the Plan the first of the month following the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 20% of their gross earnings directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions, “Matching Contributions,” at an amount equal to 100% of the first 3% of participant’s gross earnings and 50% of the excess of 3% up to the next 3% of the participant’s gross earnings.

The Plan provides for a quarterly “Core Contribution” by the Company for employees who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant’s full years of service and age as of December 31 of the previous calendar year. Core Contribution amounts range from 1.0% to 4.5%.

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Upon enrollment, a participant must direct the percentage of his or her contribution to be invested in each fund in increments of 1%. If a participant fails to make a deferral election, he/she will be automatically enrolled in the Plan at a 3% deferral rate. Effective April 15, 2010, any employee hired prior to 2007 who had not enrolled as a participant in the Plan as of February 22, 2010; and any employee hired after 2006 who, prior to February 22, 2010, had elected not to participate in the Plan, were automatically enrolled in the Plan at a 3% deferral rate. If the participant makes no further changes to his/her deferral rate, then each year following the year in which the participant was automatically enrolled in the Plan the participant’s deferral rate will be increased by 1% until a deferral rate of 6% has been attained. All Matching Contributions are made in Timken common shares. Participants are not allowed to direct the investment of the Matching Contributions made in Timken common shares until (i) attaining age 55, (ii) the third anniversary of the date on which such participant is hired, (iii) the date such participant obtains 3 years of Continuous Service, or (iv) following retirement. Core Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

Participants may elect to have their dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

Due to the effect of the global recession in 2009, the Company suspended Matching Contributions for all associates effective with pay dates occurring on and after September 1, 2009 through December 31, 2009. Matching Contributions were reinstated commencing with pay dates on and after January 1, 2010. Associates were able to make employee contributions during the period in which Matching Contributions were suspended.

The suspension of the Company matching contributions meant that the Plan was no longer considered to be a Safe Harbor plan for 2009. Consequently, The Timken Company was required by law to conduct non-discrimination testing, and the Plan was required to return some of the highly compensated associates’ pre-tax contributions and limit some of their matching contributions.

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and Matching Contributions plus actual earnings thereon. Participants vest in the Core Contributions after the completion of three years of service.

Forfeitures

Under the provisions of the Plan, if a participant leaves the Company with less than three years of continuous service, all Core Contributions, and any earnings on those contributions, are forfeited and used to fund other Company contributions for eligible associates. Unallocated forfeitures balances as of December 31, 2010 and 2009 were approximately $115,000 and $100,000, respectively.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed five years for general purpose loans and 30 years for residential loans.

The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions. For the years ended December 31, 2010 and 2009, participant notes receivables represent 5% or more of the Plan’s net assets available for benefits.

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account, or elect to receive installment payments over a period of time not to exceed their life expectancy. If a participant’s vested balance is greater than $1,000, they may leave their assets in the Plan until age 70 1/2.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s trustee, JP Morgan (Trustee), shall distribute to each participant the vested balance in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Reclassification

Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Company defined contribution plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by the Company.

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

The Trustee maintains a collective investment trust of Timken common shares in which the Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $25.94 and $12.99 at December 31, 2010 and 2009, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to participant notes receivable as of December 31, 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3. Investments

The Plan’s assets are held in The Timken Company Master Trust (Master Trust), commingled with assets of other Company-sponsored benefit plans.

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. At December 31, 2010 and 2009, The Timken Company Common Stock Fund consisted of 13,839,282 and 18,565,348 units, respectively, of The Timken Company’s common stock. The Plan’s interest in the Master Trust as of December 31, 2010 and 2009 was 12.31% and 10.89% respectively.

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following tables present the fair values of investments in the Master Trust and the Plan’s percentage interest in each investment fund of the Master Trust:

	December 31, 2010
	Company Stock	Registered Investment Companies	Common Collective	Investment Contracts	Total Assets	Plan’s Ownership Percentage
Investments, at fair value
The Timken Company Common Stock Fund	$359,007,594	$—	$—	$—	$359,007,594	17.30%
Morgan Stanley Small Company Growth	—	15,390,870	—	—	15,390,870	5.97%
American Funds EuroPacific Growth	—	87,015,017	—	—	87,015,017	11.56%
American Funds Growth Fund of America	—	72,503,692	—	—	72,503,692	10.97%
American Funds Washington Mutual	—	13,842,649	—	—	13,842,649	10.44%
American Beacon Small Cap Value	—	20,557,770	—	—	20,557,770	5.93%
Vanguard Target Retirement Income	—	8,276,245	—	—	8,276,245	4.08%
Vanguard Target Retirement 2005	—	8,449,741	—	—	8,449,741	5.61%
Vanguard Target Retirement 2015	—	59,391,774	—	—	59,391,774	6.61%
Vanguard Target Retirement 2025	—	26,852,983	—	—	26,852,983	7.68%
Vanguard Target Retirement 2035	—	28,901,726	—	—	28,901,726	6.07%
Vanguard Target Retirement 2045	—	11,017,836	—	—	11,017,836	10.66%
JPMorgan S&P 500 Index	—	—	155,476,744	—	155,476,744	12.08%
JPMorgan Core Bond	—	—	90,402,233	—	90,402,233	13.60%
SSgA Russell 2000-A Index	—	—	43,163,523	—	43,163,523	10.68%

	359,007,594	352,200,303	289,042,500	—	1,000,250,397
JPMorgan Stable Value	—	—	—	172,580,987	172,580,987
Adjustments from fair value to contract value	—	—	—	3,152,367	3,152,367

	—	—	—	175,733,354	175,733,354	8.91%

Net assets of Master Trust	$359,007,594	$352,200,303	$289,042,500	$175,733,354	$1,175,983,751	12.31%

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

3. Investments (continued)

	December 31, 2009
	Company Stock	Registered Investment Companies	Common Collective	Investment Contracts	Total Assets	Plan’s Ownership Percentage
Investments, at fair value
The Timken Company Common Stock Fund	$241,078,465	$—	$—	$—	$241,078,465	16.39%
Morgan Stanley Small Company Growth	—	12,243,603	—	—	12,243,603	5.81%
American Funds EuroPacific Growth	—	74,317,577	—	—	74,317,577	8.98%
American Funds Growth Fund of America	—	67,537,569	—	—	67,537,569	10.37%
American Funds Washington Mutual	—	11,215,596	—	—	11,215,596	10.28%
American Beacon Small Cap Value	—	13,699,725	—	—	13,699,725	5.29%
Vanguard Target Retirement Income	—	5,531,329	—	—	5,531,329	3.64%
Vanguard Target Retirement 2005	—	7,056,661	—	—	7,056,661	6.93%
Vanguard Target Retirement 2015	—	50,484,452	—	—	50,484,452	6.98%
Vanguard Target Retirement 2025	—	18,053,441	—	—	18,053,441	9.75%
Vanguard Target Retirement 2035	—	27,730,864	—	—	27,730,864	5.11%
Vanguard Target Retirement 2045	—	9,407,644	—	—	9,407,644	8.62%
JPMorgan S&P 500 Index	—	—	139,647,844	—	139,647,844	11.04%
JPMorgan Core Bond	—	—	66,002,400	—	66,002,400	10.20%
SSgA Russell 2000-A Index	—	—	29,479,093	—	29,479,093	9.16%

	241,078,465	297,278,461	235,129,337	—	773,486,263
JPMorgan Stable Value	—	—	—	154,903,737	154,903,737
Adjustments from fair value to contract value	—	—	—	9,702,374	9,702,374

	—	—	—	164,606,111	164,606,111	8.11%

Net assets of Master Trust	$241,078,465	$297,278,461	$235,129,337	$164,606,111	$938,092,374	10.89%

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investment income for the Master Trust is as follows:

Year Ended December 31, 2010
Net appreciation in fair value of investments
The Timken Company Common Stock Fund	$212,383,745
Registered investment companies	33,116,620
Common collective funds	34,413,623

279,913,988
Net appreciation in investment contracts	1,871,657
Interest and dividends	10,836,406

Total Master Trust	$292,622,051

4. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB provides accounting rules that classify the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets
The Timken Company Common Stock Fund	$359,007,594	$—	$359,007,594	$—
Registered Investment Companies:
Morgan Stanley Small Company Growth	15,390,870	15,390,870	—	—
American Funds EuroPacific Growth	87,015,017	87,015,017	—	—
American Funds Growth Fund of America	72,503,692	72,503,692	—	—
American Funds Washington Mutual	13,842,649	13,842,649	—	—
American Beacon Small Cap Value	20,557,770	20,557,770	—	—
Vanguard Target Retirement Income	8,276,245	8,276,245	—	—
Vanguard Target Retirement 2005	8,449,741	8,449,741	—	—
Vanguard Target Retirement 2015	59,391,774	59,391,774	—	—
Vanguard Target Retirement 2025	26,852,983	26,852,983	—	—
Vanguard Target Retirement 2035	28,901,726	28,901,726	—	—
Vanguard Target Retirement 2045	11,017,836	11,017,836	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	155,476,744	—	155,476,744	—
JPMorgan Core Bond	90,402,233	—	90,402,233	—
SSgA Russell 2000-A Index	43,163,523	—	43,163,523	—
Investment Contracts:
JPMorgan Stable Value	172,580,987	—	—	172,580,987

Total assets	$1,172,831,384	$352,200,303	$648,050,094	$172,580,987

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

	Assets at Fair Value as of December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets
The Timken Company Common Stock Fund	$241,078,465	$—	$241,078,465	$—
Registered Investment Companies:
Morgan Stanley Small Company Growth	12,243,603	12,243,603	—	—
American Funds EuroPacific Growth	74,317,577	74,317,577	—	—
American Funds Growth Fund of America	67,537,569	67,537,569	—	—
American Funds Washington Mutual	11,215,596	11,215,596	—	—
American Beacon Small Cap Value	13,699,725	13,699,725	—	—
Vanguard Target Retirement Income	5,531,329	5,531,329	—	—
Vanguard Target Retirement 2005	7,056,661	7,056,661	—	—
Vanguard Target Retirement 2015	50,484,452	50,484,452	—	—
Vanguard Target Retirement 2025	18,053,441	18,053,441	—	—
Vanguard Target Retirement 2035	27,730,864	27,730,864	—	—
Vanguard Target Retirement 2045	9,407,644	9,407,644	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	139,647,844	—	139,647,844	—
JPMorgan Core Bond	66,002,400	—	66,002,400	—
SSgA Russell 2000-A Index	29,479,093	—	29,479,093	—
Investment Contracts:
JPMorgan Stable Value	154,903,737	—	—	154,903,737

Total assets	$928,390,000	$297,278,461	$476,207,802	$154,903,737

The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken common shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

4. Fair Value (continued)

The JPMorgan S&P 500 Index fund includes investments that provide exposure to a broad equity market and is designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.

The JPMorgan Core Bond fund includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The fair value of the investments in this category has been determined using the net asset value per share.

The SSgA Russell 2000-A Index fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The Fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.

Investment contracts include a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. See Note 6 – Investment Contracts for further discussion on investment contracts.

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2010:

Investment contracts at fair value:
Balance, beginning of year	$154,903,737
Unrealized gains	17,677,250

Balance, end of year	$172,580,987

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31,
	2010	2009
Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$62,123,589	$39,516,903
Receivables:
Contributions receivable	259,636	129,723

	$62,383,225	$39,646,626

Year Ended December 31, 2010
Change in net assets:
Net appreciation in fair value of investments	$35,647,868
Dividends	783,303
Contributions	3,712,632
Benefits paid directly to participants	(3,476,679)
Expenses	(43,543)
Transfers to participant-directed accounts	(13,886,982)

$22,736,599

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

6. Investment Contracts

The Master Trust invests in guaranteed investment contracts (GICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s wrapper contracts permit all allowable participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring and which would limit its ability to transact at contract value with the issuer of the wrapper contract, which also limit the ability of the Plan to transact at contract value with participants. The wrapper contracts cannot be terminated by its issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

	December 31,
Average Yields for Synthetic GICS	2010	2009
Based on actual earnings	3.0%	4.2%
Based on interest rate credited to participants	2.0%	2.2%

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$154,134,595	$110,694,325
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(280,797)	(789,298)

Net assets available for benefits per the Form 5500	$153,853,798	$109,905,027

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2010:

Total additions per the financial statements	$52,685,838
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	789,298
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	(280,797)

Total income per the Form 5500	$53,194,339

8. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

9. Income Tax Status

The Plan has received a determination letter from the IRS dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan’s operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan’s operations into compliance.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

10. Related-Party Transactions

Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2010:

	Shares	Dollars
Purchased	1,550,290	$27,644,148
Issued to participants for payment of benefits	232,604	2,667,563

The Hourly Pension Investment Plan

Notes to Financial Statements (continued)

10. Related-Party Transactions (continued)

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedule

The Hourly Pension Investment Plan

EIN #34-0577130            Plan #016

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

Year Ended December 31, 2010

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Participant notes receivable*	Interest rates ranging from 4.25% to 11.0% with various maturity dates	$8,503,599

*	Indicates party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOURLY PENSION INVESTMENT PLAN

Date: June 28, 2011	By:	/s/ Scott A. Scherff
Scott A. Scherff
Assistant Secretary